Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, September 13th, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 6th, 2018 to September 12th, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06.09.2018	78,346	52.4251	4,107,297	XPAR
06.09.2018	77,018	52.4227	4,037,492	CHIX
06.09.2018	38,964	52.4295	2,042,863	TRQX
06.09.2018	46,070	52.4061	2,414,349	BATE
Total	240,398	52.4214	12,602,000

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

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Investor Relations: +44 (0)207 719 7962 l ir@total.com